Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Business Insider

SPAC Reinvent Technology Partners surges after merger deal to list Joby Aviation on NYSE

By Will Daniel

24 February 2021

•	Reinvent Technology Partners is set to merge with the air taxi company Joby Aviation.

•	The deal will value the combined enterprise at roughly $6.6 billion.

•	Funding from the merger will allow Joby Aviation to launch its air taxi service by 2024.

Shares of the special purpose acquisition company Reinvent Technology Partners surged as much as 9% on Wednesday before paring gains after the blank-check company inked a merger deal to list Joby Aviation on the New York Stock Exchange.

The deal includes $910 million of fully committed funding, including an $835 million PIPE, anchored by Uber Technologies, The Baupost Group, BlackRock, Fidelity Management & Research, and Baillie Gifford.

The combined company will take the name of the air taxi enterprise Joby Aviation and is expected to have a $6.6 billion post-money equity value.

Additionally, there will be an up to five-year lock-up agreement and price-based vesting on certain shares to “ensure unprecedented long-term alignment” from insiders.

Proceeds from the transaction are expected to fund the combined company through the start of its passenger service launch in 2024.

Reinvent’s founder Reid Hoffman will also join Joby’s board of directors. Hoffman now has three SPACs dedicated to the tech sector, but Reinvent Technology Partners is the first to land a deal.

The SPAC completed a $600 million IPO back in September of last year and has been looking for a partner ever since.

Hoffman said he was excited about the prospects of the air taxi service in a statement on Wednesday.

“In Joby we see a remarkable founder-led team that has quietly delivered the most advanced technology we’ve seen in this sector,” Hoffman said.

“With valuable strategic partnerships including Toyota and Uber, a compelling business model and an unparalleled track-record of executing against its targets, we believe Joby is well-positioned to create a transformative new human-centered mobility network,” Hoffman added.

Joby Aviation has spent more than a decade creating a fleet of piloted, all-electric, vertical takeoff and landing passenger aircraft.

The company has conducted over 1,000 test flights to date and hopes to “leapfrog sustainably over gridlock below” with its four-passenger, emissions-free aircraft that can travel up to 150 miles at speeds up to 200 miles per hour.

“Aerial ridesharing will drive a generational shift in how we travel this century, just as the railroad and the jet aircraft did in previous centuries,” said Paul Sciarra, Executive Chairman of Joby Aviation.

Reinvent gave back most of its gains on Wednesday. The company traded up just 0.39% as of 10:42 AM ET.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.